Form C

Cover Page

Name of issuer:

Airthium Inc.

Legal status of issuer:

Form: **Corporation**

Jurisdiction of Incorporation/Organization: **DE**

Date of organization: **5/17/2017**

Physical address of issuer:

251 Little Falls Drive
New Castle County
Wilmington DE 19808

Website of issuer:

https://www.airthium.com

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:

3.75% of the offering amount upon a successful fundraise, and be entitled to reimbursement for out-of-pocket third party expenses it pays or incurs on behalf of the Issuer in connection with the offering.

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:

No

Type of security offered:

- ☐ Common Stock
- ☐ Preferred Stock
- ☐ Debt
- ☑ Other

If Other, describe the security offered:

Simple Agreement for Future Equity (SAFE)

Target number of securities to be offered:

50,000

Price:

$1.00000

Method for determining price:

Pro-rated portion of the total principal value of $50,000; interests will be sold in increments of $1; each investment is convertible to one share of stock as described under Item 13.

Target offering amount:

$50,000.00

Oversubscriptions accepted:

☑ Yes
☐ No

If yes, disclose how oversubscriptions will be allocated:

☐ Pro-rata basis
☐ First-come, first-served basis
☑ Other

If other, describe how oversubscriptions will be allocated:

As determined by the issuer

Maximum offering amount (if different from target offering amount):

$1,070,000.00

Deadline to reach the target offering amount:

4/30/2021

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees:

4

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$259,313.00	$386,144.00
Cash & Cash Equivalents:	$158,683.00	$241,616.00
Accounts Receivable:	$0.00	$0.00
Short-term Debt:	$74,700.00	$33,169.00
Long-term Debt:	$491,538.00	$491,975.00
Revenues/Sales:	$169,548.00	$115,090.00
Cost of Goods Sold:	$0.00	$0.00
Taxes Paid:	$32,704.00	$13,501.00
Net Income:	($164,091.00)	($122,884.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

   Airthium Inc.

COMPANY ELIGIBILITY

2. ☑ Check this box to certify that all of the following statements are true for the issuer.

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.
   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).
   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

   INSTRUCTION TO QUESTION 2: If any of these statements are not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

   ☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director

| Andrei Klochko | CEO | Airthium | 2017 |
| Franck Lahaye | Director | Airthium SAS | 2017 |

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Andrei Klochko	CEO	2017
Andrei Klochko	Secretary	2017
Andrei Klochko	Treasurer	2017
Andrei Klochko	President	2017
Andrei Klochko	CFO	2017

For three years of business experience, refer to Appendix D: Director & Officer Work History.

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person that routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Andrei Klochko	5742400.0 common stocks	65.6
Franck Lahaye	1920000.0 common shares	21.9

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement.

To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

INSTRUCTION TO QUESTION 7: Wefunder will provide your company's Wefunder profile as an appendix (Appendix A) to the Form C in PDF format. The submission will include all Q&A items and "read more" links in an un-collapsed format. All videos will be transcribed.

This means that any information provided in your Wefunder profile will be provided to the SEC in response to this question. As a result, your company will be potentially liable for misstatements and omissions in your profile under the Securities Act of 1933, which requires you to provide material information related to your business and anticipated business plan. Please review your Wefunder profile carefully to ensure it provides all material information, is not false or misleading, and does not omit any information that would cause the information included to be false or misleading.

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

An investment in our shares involves a high degree of risk and many uncertainties.

You should carefully consider the specific factors listed below, together with the other information included in this offering circular, before purchasing our shares in this offering. If one or more of the possibilities described as risks below actually occur, our operating results and financial condition would likely suffer and the trading price, if any, of our shares could fall, causing you to lose some or all of your investment. The following is a description of what we consider the key challenges and material risks to our business and an investment in our securities.

Our limited operating history makes evaluating the business and future prospects difficult, and may increase the risk of your investment.

We were incorporated in May 2017 and we have not yet begun producing or delivering any energy storage system. To date, we have no revenues beyond a small pilot contract for our software product. The Company expects to incur significant operating losses in the near future until the Company's products achieve some measure of market acceptance and the Company's revenues exceed its expenses. The Company's business does not have an established record of profitability and the Company may never be profitable at all. In addition, the Company expects its operating expenses to increase over time as the Company expands its operations.

Our energy storage systems require significant investment, most notably in research and development, prior to commercial launch, and may never be successfully developed or commercially successful. There can be no assurance that the Company will successfully implement its business, which could have a material adverse effect on its business. The Company cannot guarantee that it will achieve its stated business objectives or achieve positive or competitive results from its operations.

We face significant barriers as we attempt to develop, test, industrialize, and eventually manufacture our energy storage systems.

We do not yet have any prototypes beyond a handful of lab-scale test benches, and do not have a final design, a manufacturing facility or manufacturing processes. Our seasonal energy storage system has been designed in-house so far and will be the first of its kind. Therefore, there is no guarantee that our seasonal energy storage system will ever work as conceived, or that any of the company's projections will be achieved.

The energy industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs connected to research and development, designing and manufacturing systems, long lead times to bring systems to market from the concept and design stage, the need for specialized scientific, technical, industrial, design and development expertise, regulatory requirements, establishing an extensive track record of reliability (we're talking years), and establishing sales and distribution channels as well as a global service and maintenance network. We must successfully overcome these and other manufacturing and legal barriers to be successful.

The emergence of new, competing technologies might prevent our systems from ever reaching the market.

Significant developments in alternative technologies could severely impair our ability to reach the market with a competitive energy storage product and generate any kind of return on our business. Such technologies include, yet are not limited to, ammonia-fired two-stroke internal combustion engines, ammonia fuel cells, CO_2 capture, CO_2 electrolysis, other CO_2 recycling technologies, hydrogen storage solutions other than liquid ammonia, fusion energy, next-generation nuclear fission energy, flow batteries including those optimized for very long duration storage, gravity-based storage of liquids and solids, geothermal power, electrochemical batteries including lithium-ion batteries, battery recycling technologies, and more generally, any energy storage technology with a duration from a few hours to a few years or more, or enabling technologies related to energy storage.

If any such technology enables the development of a better energy storage system, be it lower cost, higher efficiency, or more suited to the needs of our target customers, then the development of those alternative technologies may materially and adversely affect our business and prospects in ways that we do not currently anticipate. Should products powered by those alternative technologies reach the market, our products may not be able to compete, and in such a scenario, we might be forced to file for bankruptcy.

We will require additional financing.

The research and development, industrialization, manufacture, sale and servicing of stationary energy storage systems is a capital-intensive business. As an early-stage venture, we are dependent upon this Offering and other outside financing in order to implement our business plan and eventually complete development and commercial implementation of our energy storage systems. If we do not raise sufficient capital pursuant to this Offering and other outside financing, we may have to delay or modify our business plan. There can be no assurance that any such delay or modification would not have a material adverse effect on our Company.

Even if we successfully raise up to the maximum funding target on this Offering, we estimate that we will at least need to raise an additional $50,000,000 plus to reach the commercial deployment stage of our energy storage systems, beyond one-off pilot projects. We will need to raise additional funds through the issuance of

We will need to raise additional funds through the issuance of equity, equity-related, or debt securities or through obtaining credit from governments or financial institutions. We will pursue the most advantageous source(s) of funding for the Company and its shareholders at the most attractive terms. Nevertheless, if available, such financing may result in the imposition of restrictions on the Company's future borrowings and operating policies and dilute the ownership of investors and management.

This capital will be necessary to fund research and development, testing, industrialization, deployment of pilot projects, and eventually, building a complete manufacturing facility with the help of strategic industrial partners to bring the unit costs low enough to meet market demand. Should any of the steps leading to this late development stage fail, our company might be forced to file for bankruptcy. Furthermore, we cannot assure you that we will be able to raise additional funds when needed, or that it will be available upon terms that are acceptable to our shareholders.

We will need to rely on third parties to reach market and execute on our business plan.

For us to reach the market with competitive energy storage products, we will need to rely on partnerships and agreements with entities outside of our direct control. Those entities include, but are not limited to, suppliers, vendors, manufacturers, strategic corporate partners, energy project developers, owners, and operators, utilities, regulatory agencies, contractors, engineering firms, research laboratories, and more generally any entity that the management of the company determines in good faith to be able to help our product reach the market in the best conditions for our long-term commercial development.

Should any of those partnerships or agreements fail to be obtained or honored by any third party, or should any third party deliver on those partnerships or agreements on a quality level that would significantly decrease the value of our products to customers or increase their manufacturing or servicing costs, such events might impair our ability to reach the market and stay in operation. Eventually, such events could force our company to file for bankruptcy.

The Company relies on its present and future intellectual property rights to have a competitive advantage on the market.

We believe Airthium's present and future intellectual property rights are and will be valuable, and any inability to protect them could reduce the value of Airthium's products, services and brand. We have realized a patentability study, with the help of a French IP consulting firm, in January 2020. The study shows there are no active patents covering Airthium's core technology. As a result, we should be able to protect our core technology using patents in many countries where we could sell significant amounts of energy storage systems. It is not guaranteed, however, that we will indeed be granted parents on any part of our technology, in any country.

Furthermore, our present and future intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken and will likely take in the future to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons. Any failure by the Company to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our

competitive position and results of operations.

We also rely on nondisclosure and non-compete agreements with vendors, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken and will take may be inadequate to deter our competitors from using our proprietary information.

In order to protect or enforce our intellectual property rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

Our business is vulnerable to natural and man-made disasters.

Airthium's business is subject to the risks of natural disasters, including, yet not limited to, earthquakes, landslides, floods, fires, storms, tornadoes, and lightning. It is also subject to outside man-made faults and disasters, including, yet not limited to, power loss, rolling blackouts, telecommunication failures, terrorist attacks, cyber-attacks, computer viruses, computer denial-of-service attacks, human error, and hardware or software defects or malfunctions (including defects or malfunctions of components of Airthium's systems that are supplied by third party service providers). Such faults and disasters, and similar events or disruptions, will collectively be called "Negative Events".

Negative Events could result, directly or indirectly, in system failures, damages, accidental injury or even loss of human life (collectively, the Negative Consequences) that could materially and adversely affect our business and prospects in ways that we do not currently anticipate. Although steps will be taken to design Airthium's systems in a way that should reduce Negative Consequences in the occurrence of one or more Negative Events, our systems, both hardware and software, will remain vulnerable to Negative Events. Airthium does not carry business interruption and liability insurance sufficient to compensate it for losses that may result from interruptions in Airthium's service as a result of Negative Consequences. As a result, Negative Events could, directly or indirectly, harm Airthium's business, financial condition and results of operations.

Security breaches and other disruptions could compromise our information and expose us to liability, which would cause our business and reputation to suffer.

We collect and store sensitive data, including intellectual property, our proprietary business information and that of our customers, vendors and business partners, and personally identifiable information of our customers and employees, in our data centers and on our networks. We also expect to come into possession of energy usage data, from companies, cities, utilities, groups of users or even individuals, which represents sensitive data.

The secure processing, maintenance and transmission of this information is critical to our operations and business strategy. Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure.

Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored there could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, and regulatory penalties. In addition, any such access, disclosure or other loss of information could disrupt our operations and the products and services we provide to customers, damage our reputation, and cause a loss of confidence in our products and services, which could adversely affect our revenues and competitive position.

If any such event shall occur, we could also be required to spend significant financial and other resources to remedy the damage caused by a security breach or to repair or replace networks, IT systems, and any other equipment damaged as a result of these events. The trend toward public notification of such incidents could exacerbate the associated harm to our business operations or financial condition.

Any forward-looking projections provided in this Offering may prove to be significantly inaccurate.

Any projections, either regarding our future operational and financial performance or any outside factor likely to impact our business, collectively called "Management's Projections", provided to you in this Offering, are forward looking statements and may prove to be significantly incorrect.

Management's Projections, especially those regarding future revenues, expenses and the outlook for the business are based on good faith estimates but are inherently unreliable. Factors such as adverse decisions, future competition, greater diligence costs, increased development or marketing expenses, or any other event in relation to the risks detailed in this Offering may affect the Company's future revenue streams and profitability.

For these reasons, you should not rely upon the Management's Projections, including those of future performance, in making your investment decision as the management's assumptions underlying the Management's Projections (and any limitations on the assumptions) may prove to be significantly inaccurate.

Our business may be negatively affected by standards, regulations, and the associated procedures.

Our energy storage systems will need to comply with several regulatory enforced standards and national, state and local regulations, in many countries, regarding safety, emissions control, noise control, and environmental impact, among other constraints. For example, our systems are likely to require handling of large quantities of anhydrous ammonia, as well as molten sodium and potassium nitrate salts, and pressurized gases, in order to function

properly. The purchasing, production, handling and disposal of those substances and others we may eventually use are regulated by stringent standards in most countries. Compliance with all of these requirements may delay our production launch, thereby adversely affecting our business and financial condition.

Furthermore, should we reach the commercial deployment phase, the projects in which Airthium's products will be selected to participate (called "Airthium's Projects") may not materialize in a timely manner or at all. Customers and projects typically undertake a significant development process that can result in a lengthy sales cycle. In addition, they require land use permits, including environmental review of impacts on wildlife, grid connection and right of way permits, and Power Purchase Agreements that are outside of the project team's ability to control. Government decisions at the local, state and national level can affect the ability for these deeded project milestones to be achieved.

Airthium's Projects might face unanticipated changes or delays that could negatively impact the ability of these projects to be able to buy Airthium's energy storage systems. The long sales cycles may require Airthium to delay revenue recognition until certain milestones or technical or implementation requirements have been met.

The Company may fail to properly manage growth, a fact that could harm its business in the future.

The Company may experience a period of rapid growth in its headcount and operations, which may place a significant strain on the Company's management, administrative, operational and financial infrastructure. The Company's success will depend, in part, upon the ability of the Company's senior management to manage this growth effectively. To do so, the Company must continue to hire, train and manage new employees as needed. If the Company's new hires perform poorly, if the Company is unsuccessful in hiring, training, managing and integrating these new employees, or if the Company is not successful in retaining existing employees, situations referred hereto as "Negative Human Resources Events", the Company's business may be harmed.

Furthermore, the additional headcount and capital investments will increase the Company's cost base, which will make it more difficult for the Company to offset any future revenue shortfalls by offsetting expense reductions in the short term, a situation referred hereto as "Management Reactivity Constraint". To mitigate the financial and management risks caused by potential Negative Human Resources Events while taking into account the Management Reactivity Constraint, collectively called the Growth Management Risks, the Company will need to continue to improve its operational, financial and management controls, reporting systems and procedures, collectively called "Growth Management Measures". We cannot guarantee that the Company will succeed in implementing suitable Growth Management Measures in time to mitigate the financial effects of the Growth Management Risks. If the Company fails to successfully implement Growth Management Measures in a timely manner, the Company may be unable to execute its business plan, its results could suffer, and it could eventually be forced to file for bankruptcy.

Predicted operating and unit costs may be significantly inaccurate.

As a business, we depend strongly on the accuracy of assumptions regarding the unit cost of our energy storage systems, should it ever be manufactured on a large scale. Those unit costs will have to reflect research, development, industrialization, manufacturing, logistics and raw material costs, as well as insurance, financing, quality control, compliance, and various other costs. Being now at a very early stage, we and our partners do not have enough data to quantitatively and accurately predict each of these costs, and as a

quantitatively and accurately predict each of those costs, and as a result, we cannot guarantee that the predicted unit costs for our energy storage systems will be met. Should the actual unit costs once industrialized prove to be too high, there is a very high possibility that our systems might not be competitive on the market, especially because of the great importance given by buyers to capital costs for infrastructure products in the energy industry. In such case, we might not be able to hit our predicted sales volumes, our financial results may suffer, and Airthium could be forced to file for bankruptcy.

In addition to this, we will incur research, development and industrialization costs, collectively called the "Development expenses", in order to reach commercial deployment, that are difficult to predict in advance. Should our predictions for those costs be inaccurate in amount or time of expense, we might fail to raise capital at various times in our development path, on terms that would be compatible with the long-term success of the project. We cannot currently guarantee that such a scenario will not happen, and that we will not be forced to file for bankruptcy as a result of such erroneous predictions of the amount or time of spending of our Development Expenses.

We do not expect to pay dividends in the future. Any return on investment may be limited to the value of our common stock.

We have never paid cash dividends on our common stock and do not anticipate doing so in the foreseeable future. The payment of dividends on our common stock or convertible instruments will depend on earnings, financial condition and other business and economic factors affecting us at such time as our board of directors may consider relevant.

There is no guarantee that purchasers of our securities will ever realize a return on their investment.

There is no assurance that purchasers of our securities in this Offering will realize a return on their investment or that they will not lose their entire investment. For this reason, each purchaser should read our Form C and all associated Exhibits carefully and should consult with his/her/its own attorney and business advisor prior to making any investment decision.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, we cannot predict whether we will successfully effectuate our current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the securities offered in this Offering and should take into consideration when making such analysis, among others, the Risk Factors discussed above.

Both demand for our products and cost of goods sold is subject to high volatility that can significantly impact our business.

Demand for energy storage products is driven by macro-economic and political trends that are, and will most probably remain, outside of our control. For example, energy infrastructure projects undertaken by energy utilities are most of the time constrained and even ordered or subsidized by national, state or local energy development plans that depend on public energy policy and political decisions.

Moreover, seasonal energy storage such as Airthium's main future hardware products, do not currently have a market. Seasonal storage is competing with fossil-fired power plants, large and small. It remains to be proven that customers will actually buy seasonal storage to replace or complement fossil-fired generation in the energy generation markets we intend to address. Therefore, we cannot guarantee that such a market for our products will materialize and that we will be able to generate revenue from our

hardware products.

In addition, a large part of our cost of goods sold are driven by raw material costs, most notably, sodium and potassium nitrate, stainless steel, carbon steel, copper, and rare earth metals used for permanent magnet alternators. Beyond raw materials, our solution will likely incorporate products from partnering industries, most notably, hydrogen electrolysis systems and electric Haber-Bosch plants. Should any of the associated markets to those underlying goods spike, we will most probably be directly affected and will have to increase the price of our products accordingly, which may materially and adversely affect our business. As a new energy storage start-up company, we will have fewer financial resources than more established energy systems manufacturers to withstand changes in the market and disruptions in demand.

Finally, the economy as a whole enters a global recession in the aftermath of the COVID pandemic. The markets and outside factors highlighted in the above may be significantly and negatively affected by this recession.

Our business is vulnerable to liability connected to potential accidental damages, injury, or loss of life caused by possible accidents involving our future products.

Should we reach commercial deployment stage, we will most probably build or have partners build large scale energy storage systems. It is our belief today that such systems will require synthesizing, burning, otherwise manipulating, and storing large amounts of anhydrous ammonia on-site. Our systems will also most likely store and manipulate molten sodium nitrate and potassium nitrate salts, as well as compressed gases.

Even though extensive and time-tested procedures exist in the industry to address the safe commissioning, operation, and decommissioning of systems containing those four substances, procedures that we intend to apply to the fullest extent our management determines in good faith to be possible, we cannot guarantee that unintended accidents, possibly catastrophic in nature, including, yet not limited to, the explosion of ammonia storage tanks caused by fires leading to possible injury or loss of life and extensive material damages, will never occur in practice in one or more of our installations.

Should such accidents happen, the liability to Airthium could prove very large, and impact our financial health, our reputation, and our future business prospects, among other corporate health indicators.

Furthermore, Airthium's insurance policies and financial resources at the time of such accidents may not be sufficient to cover the costs associated with personal injury, property damage, product liability and other types of claims brought against it. Airthium will most probably be exposed to potentially significant risks associated with product liability or other claims if Airthium's products or manufacturing activities cause personal injury or property damage, whether by product malfunctions, defects or other causes. If product liability claims are brought against Airthium in the future, any resulting adverse publicity could hurt Airthium's competitive standing and reduce revenues from sales of its products. The assertion of product liability, personal injury or property damage claims against Airthium could result in significant legal fees and monetary damages and require Airthium to make large payments. Any business disruption associated with such accidents or other catastrophic risks detailed in this Offering could result in substantial costs, lost revenues and diversion of resources. Airthium's insurance coverage will be limited for product liability and other claims against Airthium, as well as for business disruption and natural or man-made disasters. Therefore, Airthium may not have adequate insurance and financial resources to pay for its liabilities or losses

from any such claim or cause.

We will need to keep rapidly improving our technology to stay competitive.

Our product will be competing against several present and future energy storage and generation solutions, developed by a very large number of companies, institutions, and individuals. One of the few ways we can build a sustainable business that can eventually grow and be profitable on a large scale, is by staying close to the edge of technological and industrial innovation. Such innovation will mostly be connected with lowering the cost, increasing reliability, making our products best suited to customer's needs, as well as spotting new customer needs we can satisfy along the way, in the form of new products or services.

Should such innovation be inaccessible for any reason to our team, we will most probably fall behind competitors, lose market share, lose revenue and margins, and eventually, our business could suffer to the point where we could be forced to file for bankruptcy. We cannot guarantee that we will be able to sustain over time the rate of innovation necessary to avoid such a scenario.

We need our present and future key personnel to reach our business goals.

The Company is dependent on its key personnel and its ability to hire or retain additional personnel, to reach its business goals and milestones. The Company relies heavily on the expertise, experience, and continued services of its management team. The loss of their services, caused by their departure from the company or by disability, illness, or for any other reason, could adversely affect the Company's ability to achieve its business plan.
The Company's future success will depend on its ability to retain these key persons and its ability to attract and retain additional skilled personnel in order to grow the Company as needed to reach the business goals.

The Company's employees may voluntarily terminate their employment with the Company at any time. As a first measure to mitigate this fact, the Company implements confidentiality agreements with all its key employees. Nevertheless, competition for talented senior management, as well as middle management and engineers, is intense, and there is no assurance that the Company will be able to attract, train or retain qualified personnel in the future and the loss of personnel could have a material adverse effect on the Company.

We operate in part using funds from a business loan and could seek more loans in the future.

We have received a 350,000€ loan in the name of our French subsidiary Airthium SAS from the French government on Aug. 31st, 2020. This loan is expected to fund a significant part of our projected operating costs over the next 12 months. It bears an interest rate of 1.75%. Its principal and interest payments are deferred for the first 12 months; then, the loan must be repaid over 12 months, until August 2022. However, our loan contract allows us to ask for an extension of this repayment period from 12 months to up to 48 months. It is not guaranteed that our loan repayment period will be extended in this way. Should we default on one or more of this loan repayment due dates, we might be forced to file for bankruptcy. We cannot guarantee that such an event will not happen.

Furthermore, we may have to seek other loans from financial institutions. Typical loan agreements might contain restrictive covenants which may impair the Company's operating flexibility. A default under any loan agreement could result in a charging order that would have a material adverse effect on the Company's

business, results of operations or financial condition.

We may experience reliability issues or other negative press which might damage our brand and negatively impact our business.

Beyond risks associated with events that are catastrophic in nature, which are detailed in other parts of this Offering, we may experience issues with the reliability of our products and software, that would cause customers to lose faith in our brand and our products and services for an extended period of time, leading to decreasing sales which could materially and adversely affect our business (collectively, the "Negative Reputation Effects").

Such reliability issues include, yet are not limited to, short Stirling engine life, effects of mechanical fatigue, accelerated or underestimated wear of moving parts, liquid or gas leaks, underestimated or abnormal heat loss, subsystem failure, cascade failure, abnormally low engine efficiency including in transient-mode operation, freezing of heat transfer fluids, plugging or fouling of heat exchangers and regenerators, corrosion, vibration, rupture of imperfect welds, ingress of foreign substances including lubricating oil in the working fluid loops, changes in surface condition of internal-facing engine parts, human error in manufacturing or servicing, and third-party equipment failure.

Our products are intended to address the energy generation and storage business. As such, they are intended to be financed by infrastructure-type financing deals, characterized by low returns over long repayment periods, compensated by high reliability and low risk. The way this reliability has typically been proven for entrants in the space is by building several demonstration systems used by pilot clients, and then accumulate a track record of little to no incident in operation over many years for all those systems. Only once this reliability proving step is achieved, do infrastructure-type financing become available.

This state of affairs is why our business is particularly vulnerable to Negative Reputation Effects caused by reliability issues.

Beyond reliability issues, we may also be affected by negative press articles, whether based mostly on true facts or libelous, which would lead to similar Negative Reputation Effects.

We cannot guarantee that such Negative Reputation Effects, either caused by poor reliability of our products or services, or by negative press, will not happen.

The Company may alter the use of proceeds in this Offering without notice to you or your approval.

The Estimated Use of Proceeds described in the "Summary of the Offering" section of this Memorandum reflects the Company's anticipated use of the proceeds of this Offering. However, there is no obligation on the Company's part to use the proceeds for those purposes, and the Company will have significant discretion in applying the net proceeds of this Offering. The Company's failure to apply the proceeds of this Offering effectively could have a material adverse effect on the Company.

The Company may be subject to various potential conflicts of interest.

Under certain circumstances, the Officers may make investments separate and apart from, or alongside, the Company. In the future, Company's Stockholder's Agreements could be enacted whereby the Officers may be permitted to manage other companies during the term of the Company's business life, any of which may conflict with the Company for investment opportunities, management time and attention, or otherwise. Provisions contained in such future Company's Stockholder's Agreement that would authorize the Officers to engage in investment, management or other activities

Officers to engage in investment, management or other activities outside, or alongside the Company, or to cause the Company to make investments in respect of which the Officers have conflicting interests, may override common law and statutory fiduciary duties that would apply in the absence of such provisions. Such future Company's Stockholder's Agreement may contain certain protections for Stockholders against conflicts of interest faced by the Officers, but will not purport to address all types of conflicts that may arise. Moreover, as a practical matter, it may be difficult for Stockholders to subject the behavior of the Officers to close scrutiny. During the term of the life of the Company, many different types of conflicts of interest may arise, and this Offering does not purport to identify all such conflicts. Stockholders ultimately will be heavily dependent upon the good faith of the Officers and the Board of Directors.

The SAFEs offered here may be difficult or even impossible to transfer or re-sell.

This Offering takes the form of SAFEs. The SAFE (Simple Agreement for Future Equity) will not be freely tradable until one year from the initial purchase date.

Although the SAFE may be tradeable under federal securities law, state securities regulations may apply and each Purchaser should consult with her or his attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the SAFE (Simple Agreement for Future Equity). Because the SAFE has not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the SAFE has transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale.
If a Purchaser is able to sell her or his SAFE, there is no guarantee that the Purchaser will be able to sell it for a price greater than—or equal to—the price the Purchaser paid for the SAFE.

Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

The rights and the value of your investment may be reduced, and your future shares diluted, without your approval.

The Company is managed by its Board of Directors and Officers in accordance with the terms of the Company's Certificate of Incorporation and By-Laws. Consequently, you will have no ability to affect management decisions of the Company, except as expressly required otherwise by applicable law. Following the closing of this Offering, the Company's CEO will still own a majority of the Company's issued and outstanding Shares. He has the ability to exert significant influence over all matters requiring shareholder approval, including the election of Directors and the approval of mergers or other business combinations. This concentration of ownership may also delay, deter or prevent acts that would result in a change of control, which in turn could reduce the market price of your Shares. These actions could be taken even if they are opposed by other investors, including you.

Furthermore, we will likely need to engage in equity, debt, or preferred stock financing in the future. Your rights and the value of your investment could be reduced because of this. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time

with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to other investors. In addition, if, in the future, we need to raise more equity capital from the sale of stock, institutional or other investors may negotiate terms at least as, and possibly more, favorable than the terms of your investment. Shares of our equity could be sold into any market which develops, which could adversely affect the market price.

Finally, neither the Offering nor the SAFEs have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company. No governmental agency has reviewed or passed upon this Offering, the Company or any securities of the Company. We also have relied on exemptions from securities registration requirements under applicable state securities laws. Investors, therefore, will not receive any of the benefits that such registration would otherwise provide. Prospective investors must therefore assess the adequacy of disclosure and the fairness of the terms of this Offering on their own or in conjunction with their personal advisors.

General economic conditions and volatility due to the Coronavirus in the worldwide economy has adversely affected spending in certain sectors, which may negatively affect the Company.

The Company's performance will depend significantly on economic conditions in several regions, including the United States, Australia, India, and Europe. Spending on capital investments is affected by a number of factors, including confidence in the strength of economies, fears of recession, the tightening of credit markets, higher levels of unemployment, higher tax rates, the cost of credit and other factors. These unfavorable economic conditions may cause public and private entities do reduce or eliminate infrastructure spending, and institutional investors not to invest in our future rounds.

Furthermore, the spread of COVID-19 has severely impacted many local economies around the globe. In many countries, businesses are being forced to cease or limit operations for long or indefinite periods of time. This, for example, could complicate our ability to procure materials and partnerships necessary to execute our business plan. Measures taken to contain the spread of the virus, including travel bans, quarantines, social distancing, and closures of non-essential services have triggered significant disruptions to businesses worldwide, resulting in an economic slowdown. Global stock markets have also experienced great volatility and a significant weakening. Governments and central banks have responded with monetary and fiscal interventions to stabilize economic conditions.

The duration and impact of the COVID-19 pandemic, as well as the effectiveness of government and central bank responses remains unclear currently. It is not possible to reliably estimate the duration and severity of these consequences, as well as their impact on the financial position and results of the Company for future periods.

Finally, the COVID-19 virus could cause Airthium's key personnel to become debilitated or even die. If lost, these people would be costly to replace.

There are a number of risks associated with international operations that could harm Airthium's business.

Airthium plans to sell products and provide services on a global basis and plans eventually to expand into all countries with a need for seasonal energy storage. Airthium's ability to grow in international markets could be harmed by factors, including:

*changes in political and economic conditions and potential instability in certain regions;

*currency control and repatriation issues;

*changes in regulatory requirements or in foreign policy, including the adoption of domestic or foreign laws, regulations and interpretations detrimental to Airthium's business;

*changes to regulatory incentives to purchase energy storage, including long-term or seasonal energy storage;

*possible increased costs and additional regulatory burdens imposed on Airthium's business;

*burdens of complying with a wide variety of laws and regulations;

*difficulties in managing the staffing of international operations;

*increased financial accounting and reporting burdens and complexities;

*terrorist attacks and security concerns in general;

*changes to tax laws, compliance costs and challenges to Airthium's tax positions that may have adverse tax consequences to us;

*changes, disruptions or delays in shipping or import/export services;

*reduced protection of Airthium's intellectual property rights.

Furthermore, prospective investors should not that Airthium is conducting today most of its functions, including research and development, management, finance, operations, and human resources, from outside the U.S., namely, from France. We plan to keep a large part of our operations, mostly research and development, in France, in the future, and intend to build manufacturing facilities in many parts of the world, including the US. The exact location of those manufacturing facilities is not decided yet. We intend to have a sales force in the US in the future, once we reach commercial deployment.

Airthium is subject to both U.S. and local laws and regulations applicable to Airthium's offshore activities, and any factors which reduce the anticipated benefits associated with providing these functions outside of the U.S. or France, including cost efficiencies and productivity improvements, could harm Airthium's business.

Our business model relies on several assumptions that are currently not proven.

First, even if our clients wish to purchase our future products, we will still have to convince financial institutions to unlock infrastructure-type financing to finance the sale of our systems.

Indeed, the payback time on investment for our future products is expected to be on the order of 10 years or more, which is too long for corporations to directly invest their own funds in our products. Most of our clients will have to rely on financial institutions providing infrastructure-type financing to make purchases from us and complete projects. Such institutions are known to be fairly risk-averse, and have a poor understanding of deep technical risk related to complex new technologies.

Should our customers be unable to obtain financing to make purchases from Airthium or maintain their businesses, or should they become insolvent due to market and economic conditions or otherwise, then Airthium's revenue, results of operations, cash flow, financial condition and ultimately its business could be negatively impacted.

We are mitigating this risk by allocating long time frames to the validation of the reliability of our systems, so that the risk associated with our new technology becomes smaller than the benefits awarded by its expected, yet not guaranteed, superior technical and economic performance compared to competing solutions.

Second, our system is based on several existing, but not yet industrialized, sub-systems, and relies on a unit cost for those sub-systems to be reached in the future.

Such sub-systems include, yet are not limited to, water electrolysis systems, so-called "electric Haber-Bosch" plants, ammonia burners, and flue gas to molten salt heat exchangers. Should the costs not fall low enough, our energy storage systems might not be competitive with other solutions. We mitigate this risk by investing time and money into a deep understanding of the space, partnership with relevant manufacturers, and a network of experts, to help us better ascertain the future cost decrease of those elements.

Third, although the Company believes there is a need for the seasonal energy storage systems it intends to offer as its products, its management is unable to guarantee:

(i) the level of market acceptance those energy storage products and related services, (ii) the number of customers willing to actually buy or lease our energy storage systems, and (iii) the average customer lifetime value regarding their use of Airthium's products and services.

Fourth, our energy storage system requires the implementation of multiple technologies, including software to run the system.

Such a software is called an "Energy Management Software", and the true potential of our energy storage system to actually save money for our customers will depend on the quality of this Energy Management System. We have started to build such a software system in-house, and may use third-party software in the future to perform this task. However, we do not have yet a working software that would allow us to calculate a precise estimate of the total savings that our system could in principle realize for given potential clients and operating conditions. This means the upside of our system is still not completely clear, and any overestimate in our current models could materially and adversely impact our business.

As a final note, prospective investors should read the following statements carefully.

Factual statements have not been independently verified. Except to the extent that legal counsel has been engaged solely to advise as to matters of law, no other party has been engaged to verify the accuracy or adequacy of any of the factual statements contained in this Offering. In particular, neither legal counsel nor any other party has been engaged to verify any statements relating to the experience, skills, contacts or other attributes of the Directors, officers and employees of the Company, or to the anticipated future performance of the Company.

General Risk of Insolvency. Each purchaser bears the risk that the financial situation of the Company could deteriorate. There will be no security or guarantee to any purchaser in the Offering.

An investment in the Company is speculative. Purchasers of the securities offered hereby may not realize a return on their investment and could lose their investment. Purchasers should carefully review this offering disclosures and consult with their attorneys, tax advisors, and/or business advisors prior to purchasing the securities offered hereby.

the securities offered hereby.

Finally, the Risk Factors included in this Form C or its Appendices are not intended and should not be understood as an exhaustive list of all risks related to an investment in this offering.

The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Franck Lahaye is a part-time officer in the Company. As such, it is likely that the company will not make the same progress as it would if that were not the case.

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

The Offering

USE OF FUNDS

9. What is the purpose of this offering?

The Company intends to use the net proceeds of this offering for working capital and general corporate purposes, which includes the specific items listed in Item 10 below. While the Company expects to use the net proceeds from the Offering in the manner described above, it cannot specify with certainty the particular uses of the net proceeds that it will receive from this Offering. Accordingly, the Company will have broad discretion in using these proceeds.

10. How does the issuer intend to use the proceeds of this offering?

If we raise: **$50,000**

Use of Proceeds: 60% Payroll, 13.25% contractors (mechanical/electrical engineering expertise and consulting), 13% administrative expenses, 10% lab + office space, 3.75% Wefunder fee

If we raise: **$1,070,000**

Use of Proceeds: 43% Payroll, 23% equipment including machining and prototypes, 13% contractors, 10.75% administrative expenses, 6.5% lab + office space, 3.75% Wefunder fee

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in

excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity. Please include all potential uses of the proceeds of the offering, including any that may apply only in the case of oversubcriptions. If you do not do so, you may later be required to amend your Form C. Wefunder is not responsible for any failure by you to describe a potential use of offering proceeds.

DELIVERY & CANCELLATIONS

11. How will the issuer complete the transaction and deliver securities to the investors?

Book Entry and Use of XX Investments LLC as Transfer Agent and Custodian. Investments will be in book entry form. This means that the investor will not receive a certificate representing his or her investment. Each investment will be recorded in the books and records of our transfer agent, XX Investments LLC. XX Investments LLC will act as custodian and hold legal title to the investments for investors that enter into a Custodial and Voting Agreement with XX Investments LLC and will keep track of those investors' beneficial interests in the investments. In addition, investors' interests in the investments will be recorded in each investor's "My Investments" screen. The investor will also be emailed again the Investor Agreement and, if applicable, the Custodial and Voting Agreement. The Investor Agreement and, if applicable, the Custodial and Voting Agreement will also be available on the "My Investments" screen.

12. How can an investor cancel an investment commitment?

NOTE: Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

An Investor's right to cancel. **An Investor may cancel his or her investment commitment at any time until 48 hours prior to the offering deadline.**

If there is a material change to the terms of the offering or the information provided to the Investor about the offering and/or the Company, the Investor will be provided notice of the change and must re-confirm his or her investment commitment within five business days of receipt of the notice. If the Investor does not reconfirm, he or she will receive notifications disclosing that the commitment was cancelled, the reason for the cancellation, and the refund amount that the investor is required to receive. If a material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

If the Investor cancels his or her investment commitment during the period when cancellation is permissible, or does not reconfirm a commitment in the case of a material change to the investment, or

the offering does not close, all of the Investor's funds will be returned within five business days.

Within five business days of cancellation of an offering by the Company, the Company will give each investor notification of the cancellation, disclose the reason for the cancellation, identify the refund amount the Investor will receive, and refund the Investor's funds.

The Company's right to cancel. The Investment Agreement you will execute with us provides the Company the right to cancel for any reason before the offering deadline.

If the sum of the investment commitments from all investors does not equal or exceed the target offering amount at the time of the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

In addition, we may cap at 450 the total number of investors who will be allowed to invest through the offering that are not "accredited investors," as defined in Rule 501(a) of Regulation D under the Securities Act of 1933.   In the event that more than 450 non-accredited investors are initially accepted into an offering in step (2) described in Question 11, the Company may cancel investments based on the order in which payments by Investors were received, or other criteria at the discretion of the Company, before the offering deadline.

Ownership and Capital Structure

THE OFFERING

13. Describe the terms of the securities being offered.

To view a copy of the SAFE you will purchase, please see Appendix B, Investor Contracts. The main terms of the SAFEs are provided below.

The SAFEs. We are offering securities in the form of a Simple Agreement for Future Equity ("SAFE"), which provides Investors the right to **Preferred Stock** in the Company ("**Preferred Stock**"), when and if the Company sponsors an equity offering that involves **Preferred Stock**, on the standard terms offered to other Investors.

Conversion to Preferred Equity. Based on our SAFEs, when we engage in an offering of equity interests involving **Preferred Stock**, Investors will receive a number of Preferred Stock calculated using the method that results in the greater number of Preferred Stock:

i. the total value of the Investor's investment, divided by the price of Preferred Stock issued to new Investors, or,

ii. if the valuation for the company is more than $17,000,000.00 (the "Valuation Cap"), the amount invested by the Investor divided by the quotient of the Valuation Cap divided by the total amount of the Company's capitalization at that time.

For investors up to the first $300,000.00 of the securities, investors will receive a valuation cap of $12,000,000.00.

Additional Terms of the Valuation Cap. For purposes of option (ii) above, the Company's capitalization calculated as of immediately prior to the Equity Financing and (without double-counting, in each case calculated on an as-converted to Common Stock basis):

- Includes all shares of Capital Stock issued and outstanding;

- Includes all Converting Securities;

- Includes all (i) issued and outstanding Options and (ii) Promised Options; and

- Includes the Unissued Option Pool, except that any increase to the Unissued Option Pool in connection with the Equity Financing shall only be included to the extent that the number of Promised Options exceeds the Unissued Option Pool prior to such increase.

Liquidity Events. If the Company has an initial public offering or is acquired by, merged with, or otherwise taken over by another company or new owners prior to Investors in the SAFEs receiving Preferred Stock, Investors will receive proceeds equal to the greater of

1. the Purchase Amount (the "Cash-Out Amount") or

2. the amount payable on the number of shares of Common Stock equal to the Purchase Amount divided by the Liquidity Price (the "Conversion Amount")

Liquidity Priority. In a Liquidity Event or Dissolution Event, this Safe is intended to operate like standard nonparticipating Preferred Stock. The Investor's right to receive its Cash-Out Amount is:

1. Junior to payment of outstanding indebtedness and creditor claims, including contractual claims for payment and convertible promissory notes (to the extent such convertible promissory notes are not actually or notionally converted into Capital Stock);
2. On par with payments for other Safes and/or Preferred Stock, and if the applicable Proceeds are insufficient to permit full payments to the Investor and such other Safes and/or Preferred Stock, the applicable Proceeds will be distributed pro rata to the Investor and such other Safes and/or Preferred Stock in proportion to the full payments that would otherwise be due; and
3. Senior to payments for Common Stock.

Irrevocable Proxy. The Investor and his, her, or its transferees or assignees (collectively, the "Investor"), through a power of attorney granted by Investor in the Investor Agreement, will appoint XX Team LLC ("XX Team") as the Investor's true and lawful proxy and attorney (the "Proxy"), with the power to act alone and with full power of substitution, on behalf of the Investor to:

1. direct the voting of all securities purchased through wefunder.com, and to direct the exercise of all voting and other rights of Investor with respect to the Company's securities, and
2. direct, in connection with such voting power, the execution of any instrument or document that XX Team determines is necessary and appropriate in the exercise of its authority. Such Proxy will be irrevocable. If an investor has entered into the Custodial and Voting Agreement with XX Investments LLC ("XX Investments"), then XX Investments will be the entity that XX Team directs to vote and take any other actions in connection with such voting (including the execution of documents) on behalf of such investor.

Repurchase. If the Company determines, in its sole discretion, that it is likely that within six months the securities of the Company will be held of record by a number of persons that would require the Company to register a class of its equity securities under the Securities Exchange Act of 1934, as amended ("Exchange Act"), as required by Section 12(g) or 15(d) thereof, the Company shall have the option to repurchase the securities from each Investor for the greater of

1. the purchase price of the securities, and
2. the fair market value of the securities, as determined by an independent appraiser of securities chosen by the Company. The foregoing repurchase option will terminate upon a Change of Control or Dissolution Event (each as defined in the Company's

Control of Dissolution Event (each as defined in the Company's Investment Agreement).

14. Do the securities offered have voting rights?

☑ Yes
☐ No

15. Are there any limitations on any voting or other rights identified above?

☐ Yes:
☑ No: Irrevocable voting proxy granted to XX Team.

16. How may the terms of the securities being offered be modified?

Any provision of this Safe may be amended, waived or modified by written consent of the Company and either

a. the Investor or
b. the majority-in-interest of all then-outstanding Safes with the same "Post-Money Valuation Cap" and "Discount Rate" as this Safe (and Safes lacking one or both of such terms will be considered to be the same with respect to such term(s)), provided that with respect to clause (ii):
    A. the Purchase Amount may not be amended, waived or modified in this manner,
    B. the consent of the Investor and each holder of such Safes must be solicited (even if not obtained), and
    C. such amendment, waiver or modification treats all such holders in the same manner. "Majority-in-interest" refers to the holders of the applicable group of Safes whose Safes have a total Purchase Amount greater than 50% of the total Purchase Amount of all of such applicable group of Safes.

Pursuant to authorization in the Investor Agreement between each Investor and Wefunder Portal, Wefunder Portal is authorized to take the following actions with respect to the investment contract between the Company and an investor:

A. Wefunder Portal may amend the terms of an investment contract, provided that the amended terms are more favorable to the investor than the original terms; and
B. Wefunder Portal may reduce the amount of an investor's investment if the reason for the reduction is that the Company's offering is oversubscribed.

RESTRICTIONS ON TRANSFER OF THE SECURITIES BEING OFFERED:

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

1. to the issuer;
2. to an accredited investor;
3. as part of an offering registered with the U.S. Securities and Exchange Commission; or
4. to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Stock	10,000,000	8,516,074	Yes ▾

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	238,400

Describe any other rights:

The company has not yet authorized any preferred stock, which investors in the SAFE will receive if the SAFE converts to equity. Preferred stock has liquidation preferences over common stock.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The holders of a majority-in-interest of voting rights in the Company could limit the Investor's rights in a material way. For example, those interest holders could vote to change the terms of the agreements governing the Company's operations or cause the Company to engage in additional offerings (including potentially a public offering).

These changes could result in further limitations on the voting rights the Investor will have as an owner of equity in the Company, for example by diluting those rights or limiting them to certain types of events or consents.

To the extent applicable, in cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional equity, an Investor's interest will typically also be diluted.

Based on the risk that an Investor's rights could be limited, diluted or otherwise qualified, the Investor could lose all or part of his or her investment in the securities in this offering, and may never see positive returns.

Additional risks related to the rights of other security holders are discussed below, in Question 20.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

None

20. How could the exercise of rights held by the principal shareholders

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

As holders of a majority-in-interest of voting rights in the Company, **the shareholders** may make decisions with which the Investor disagrees, or that negatively affect the value of the Investor's securities in the Company, and the Investor will have no recourse to change these decisions. The Investor's interests may conflict with those of other investors, and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to the Investor.

For example, **the shareholders** may change the terms of the articles of incorporation for the company, change the terms of securities issued by the Company, change the management of the Company, and even force out minority holders of securities. **The shareholders** may make changes that affect the tax treatment of the Company in ways that are unfavorable to you but favorable to them. They may also vote to engage in new offerings and/or to register certain of the Company's securities in a way that negatively affects the value of the securities the Investor owns. Other holders of securities of the Company may also have access to more information than the Investor, leaving the Investor at a disadvantage with respect to any decisions regarding the securities he or she owns.

The shareholders have the right to redeem their securities at any time. **Shareholders** could decide to force the Company to redeem their **securities** at a time that is not favorable to the Investor and is damaging to the Company. Investors' exit may affect the value of the Company and/or its viability.

In cases where the rights of holders of convertible debt, SAFES, or other outstanding options or warrants are exercised, or if new awards are granted under our equity compensation plans, an Investor's interests in the Company may be diluted. This means that the pro-rata portion of the Company represented by the Investor's securities will decrease, which could also diminish the Investor's voting and/or economic rights. In addition, as discussed above, if a majority-in-interest of holders of securities with voting rights cause the Company to issue additional stock, an Investor's interest will typically also be diluted.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The offering price for the securities offered pursuant to this Form C has been determined arbitrarily by the Company, and does not necessarily bear any relationship to the Company's book value, assets, earnings or other generally accepted valuation criteria. In determining the offering price, the Company did not employ investment banking firms or other outside organizations to make an independent appraisal or evaluation. Accordingly, the offering price should not be considered to be indicative of the actual value of the securities offered hereby.

The initial amount invested in a SAFE is determined by the investor, and we do not guarantee that the SAFE will be converted into any particular number of **shares of Preferred Stock**. As discussed in Question 13, when we engage in an offering of equity interests involving **Preferred Stock**, Investors may receive a number of shares of **Preferred Stock** calculated as either (i) the total value of the Investor's investment, divided by the price of the **Preferred Stock** being issued to new Investors, or (ii) if the valuation for the company is more than the Valuation Cap, the amount invested divided by the quotient of (a) the Valuation Cap divided by (b) the total amount of the Company's capitalization at that time.

Because there will likely be no public market for our securities prior to an initial public offering or similar liquidity event, the price of the **Preferred Stock** that Investors will receive, and/or the total value of the Company's capitalization, will be determined by our **board of directors**. Among the factors we may consider in determining the price of **Preferred Stock** are prevailing market conditions, our financial information, market valuations of other companies that we believe to be comparable to us, estimates of our business potential, the present state of our development and other factors deemed relevant.

In the future, we will perform valuations of our **stock (including**

both common stock and Preferred Stock) that take into account, as applicable, factors such as the following:

- unrelated third party valuations;

- the price at which we sell other securities in light of the relative rights, preferences and privileges of those securities;

- our results of operations, financial position and capital resources;

- current business conditions and projections;

- the marketability or lack thereof of the securities;

- the hiring of key personnel and the experience of our management;

- the introduction of new products;

- the risk inherent in the development and expansion of our products;

- our stage of development and material risks related to our business;

- the likelihood of achieving a liquidity event, such as an initial public offering or a sale of our company given the prevailing market conditions and the nature and history of our business;

- industry trends and competitive environment;

- trends in consumer spending, including consumer confidence;

- overall economic indicators, including gross domestic product, employment, inflation and interest rates; and

- the general economic outlook.

We will analyze factors such as those described above using a combination of financial and market-based methodologies to determine our business enterprise value. For example, we may use methodologies that assume that businesses operating in the same industry will share similar characteristics and that the Company's value will correlate to those characteristics, and/or methodologies that compare transactions in similar securities issued by us that were conducted in the market.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

An Investor in the Company will likely hold a minority position in the Company, and thus be limited as to its ability to control or influence the governance and operations of the Company.

The marketability and value of the Investor's interest in the Company will depend upon many factors outside the control of the Investor. The Company will be managed by its officers and be governed in accordance with the strategic direction and decision-making of its Board Of Directors, and the Investor will have no independent right to name or remove an officer or member of the Board Of Directors of the Company.

Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured.

The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

23. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a

sale of the issuer or of assets of the issuer or transactions with related parties?

Additional issuances of securities. Following the Investor's investment in the Company, the Company may sell interests to additional investors, which will dilute the percentage interest of the Investor in the Company. The Investor may have the opportunity to increase its investment in the Company in such a transaction, but such opportunity cannot be assured. The amount of additional financing needed by the Company, if any, will depend upon the maturity and objectives of the Company. The declining of an opportunity or the inability of the Investor to make a follow-on investment, or the lack of an opportunity to make such a follow-on investment, may result in substantial dilution of the Investor's interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to the Investor, and create pressure on the Investor to sell its securities to the Company concurrently.

A sale of the issuer or of assets of the issuer. As a minority owner of the Company, the Investor will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, the Investor will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of the Investor's investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board Of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

Transactions with related parties. The Investor should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgement as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, the Investor will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Loan

Lender	BPIFrance
Issue date	08/30/20
Amount	$418,250.00
Outstanding principal plus interest	$428,214.00 as of 12/22/20
Interest rate	1.75% per annum
Maturity date	08/31/21
Current with payments	Yes

The loan is made in euros for a principal amount of 350,000 €. By contract, it is set to be repaid in full, in 1 payment, on Aug. 31st, 2021;

however, the contract allows the debtor (our French company) to ask the lender (BPIFrance) to amortize the principal of the loan over up to 5 years. If such a demand is accepted, then the maturity date can be at least as late as Aug. 31st, 2025

INSTRUCTION TO QUESTION 24: name the creditor, amount owed, interest rate, maturity date, and any other material terms.

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
No exempt offerings.				

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☑ Yes
☐ No

For each transaction specify the person, relationship to issuer, nature of interest in transaction, and amount of interest.

Name	Airthium SAS Shareholders
Amount Invested	$11,221.00
Transaction type	Priced round
Issue date	06/04/17
Relationship	Airthium SAS became the fully owned subsidiary of Airthium Inc.

INSTRUCTIONS TO QUESTION 26: The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

We make a battery that never runs out of solar and wind energy, ever. It is cheap enough to make renewables cheaper than coal, gas, and nuclear year-long. With our battery, we believe we can build a 100% renewable world, and give people cheaper electricity in the process.

By 2025, our intent is to be shipping megawatt-scale batteries to solar and wind projects all around the world, and gearing up for utility-scale power plants. This future looking projection cannot be guaranteed.

Milestones

Airthium Inc. was incorporated in the State of Delaware in May 2017. It was formed based on a "flip" from France to the US of the French company Airthium SAS, which was formed in March 2016. Airthium Inc. owns 100% of Airthium SAS. Most of Airthium Inc.'s operations and expenses, including payroll, happen in the French subsidiary Airthium SAS.

Airthium Inc. went through the Y Combinator startup accelerator in the summer batch of 2017. At the beginning of the batch, we raised $120k from Y Combinator itself; then, after "Demo Day" in August 2017, we raised $380k from angels and 2 VC firms. Of this total of $500k, $480k was raised on SAFEs and $20k correspond to an equity investment. After this pre-seed raise, we went back to France to work on our energy storage system.

Since then, the following happened:

- In 2018, we built a technical model of our future product, that identified most of the technical barriers that were left to solve;

- In early 2019, we identified theoretically a new core technology for the fast near-isothermal compression of gases;

- In August 2019, we moved into dedicated office and lab space

inside the research campus of Air Liquide, a French multinational company which supplies industrial gases and services to various industries. Air Liquide does not own securities from either Airthium Inc. or Airthium SAS; we currently only pay rent for the lab and office space.

- In September 2019, we changed our core heat engine technology to address corrosion issues which would have likely prevented us from reaching the market. We are now completely immune to the corrosion issues we had in the past. We kept the second core technology that was found in early 2019;

- In the end of 2019, we built a first prototype that allowed to study experimentally an early version of the physical phenomenon identified in the spring of 2019 that became our second core technology;

- From 2017 to 2020, we have developed an internal tool to simulate the physics, including heat transfer and turbulent fluid flows, inside our Stirling engines. We have turned this tool into an alpha version of a multiphysics simulation software product and have one paying customer since May 2020, which is a Japanese car part manufacturing company.

- In the first half of 2020, we have built a second prototype that improved on the first version and showed fast operation of a near-isothermal compression head at atmospheric pressure. This technology should allow our round-trip storage efficiency to go from 45% to 70%. Although we cannot guarantee this result for the round-trip efficiency, it is supported by extensive theoretical calculations and models. Should we reach such efficiency, we will beat the previous world record for Stirling engine efficiency by 8%, by going from 42 to 50% thermal to electric efficiency. Stirling engines have been invented almost 200 years ago.

- This second half of 2020, we have been and will keep building our third prototype that is expected to actually perform fast near-isothermal compression from 3 to 10 bars.

Between 2018 and 2020, we have had between 3 and 5 full-time members of the team, including 2 co-founders and 1 to 3 employees. We are currently 4 full-time members of the team.

Historical Results of Operations

Our company was organized in May 2017 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin*. For the period ended December 31, 2019, the Company had revenues of $169,548 compared to the year ended December 31, 2018, when the Company had revenues of $115,090.

- *Assets*. As of December 31, 2019, the Company had total assets of $259,313, including $158,683 in cash. As of December 31, 2018, the Company had $386,144 in total assets, including $241,616 in cash.

- *Net Loss*. The Company has had net losses of $164,091 and net losses of $122,884 for the fiscal years ended December 31, 2019 and December 31, 2018, respectively.

- *Liabilities*. The Company's liabilities totaled $566,238 for the fiscal year ended December 31, 2019 and $525,144 for the fiscal year ended December 31, 2018.

Related Party Transaction

Refer to Question 26 of this Form C for disclosure of all related party transactions.

Liquidity & Capital Resources

To-date, the company has been financed with $31,221 in equity, $480,000 in SAFEs, and $418,250 in debt.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 12 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 9 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Airthium Inc. cash in hand is $368,554, as of December 2020. Over the last three months, revenues have averaged $1,459/month, cost of goods sold has averaged $0/month, and operational expenses have averaged $42,087/month, for an average burn rate of $40,628 per month. Our intent is to be profitable in 84 months.

We have received a 350,000€ loan from the French government on Aug. 31st, 2020. This loan bears an interest rate of 1.75%. Its principal and interest payments are deferred for the first 12 months; then, the loan must be repaid over 12 months, until August 2022. However, our loan contract allows us to ask for an extension of this repayment period from 12 months to up to 48 months. It is not guaranteed that our loan repayment period will be extended in this way.

Our rent has increased from 25k€ per year in 2019/2020 to 35 k€ a year in 2020/2021, for our lab space and office space combined.

One of our employees, Lea, left the company on mutually agreed upon terms. We are currently looking for a new employee with a different set of skills.

We expect to receive an additional $1459 per month over the next 6 months for our physics simulation tool we developed internally. We have one paying customer. We are currently negotiating the terms for a larger contract.

We expect our expenses to slightly increase to $50k a month as we are about to recruit a senior mechanical engineer for our team, and one of the co-founders, Franck, will start to be paid a salary after more than 3 years with no cash compensation.

Should we raise up to our maximum funding target on Wefunder, we will most probably hire additional personnel. Those new hires will then significantly increase our operational expenses. In such a scenario, our burn rate will most probably be significantly higher than in our historical data.

Those revenues and expenses projections are made to the best of our knowledge; however, they address the future of our company, and are not guaranteed.

We rely heavily on research tax credit to extend our runway. Research tax credit amounted to more than $90,000 per year for the last 2 years, based mostly on payroll from our team. Research tax credit has existed for more than 20 years in France and is a strong financial support of deep tech companies; yet, we cannot guarantee that we will benefit from such research tax credit in the future.

In addition to this tax credit, we can apply for grants from the French government. If the proceeds raised on Wefunder allow our own funds to reach a high enough level, we should be able to apply for such grants, that can cover up to 50% of all expenses connected with our research and development for our energy storage system, for 12 to 24 months. Those grants are discretionary, and there is no guarantee that we will be awarded such grants.

Even if we successfully raise up to the maximum funding target on this Offering, we estimate that we will at least need to raise an additional $50,000,000 plus to reach the commercial deployment stage of our energy storage systems, beyond one-off pilot projects.

INSTRUCTIONS TO QUESTION 28: The discussion must cover each year for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges. For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future. Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders. References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

STAKEHOLDER ELIGIBILITY

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

(1) Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission? ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(2) Is any such person subject to any order, judgment or decree of any court

of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

    i. in connection with the purchase or sale of any security? ☐ Yes ☑ No

    ii. involving the making of any false filing with the Commission?
       ☐ Yes ☑ No

    iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities? ☐ Yes ☑ No

(3) Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

    i. at the time of the filing of this offering statement bars the person from:

        A. association with an entity regulated by such commission, authority, agency or officer? ☐ Yes ☑ No

        B. engaging in the business of securities, insurance or banking?
          ☐ Yes ☑ No

        C. engaging in savings association or credit union activities?
          ☐ Yes ☑ No

    ii. constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement? ☐ Yes ☑ No

(4) Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

    i. suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?
       ☐ Yes ☑ No

    ii. places limitations on the activities, functions or operations of such person? ☐ Yes ☑ No

    iii. bars such person from being associated with any entity or from participating in the offering of any penny stock? ☐ Yes ☑ No

(5) Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

    i. any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder? ☐ Yes ☑ No

    ii. Section 5 of the Securities Act? ☐ Yes ☑ No

(6) Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?

☐ Yes ☑ No

(7) Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?

☐ Yes ☑ No

(8) Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the

representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?

☐ Yes ☑ No

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and

- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

The Company is using the services of XX as part of its offering. XX is comprised of XX Investments, LLC, XX Team LLC, and the Lead Investors who provide services on behalf of XX Team LLC. The services of XX are available to companies that offer securities through Wefunder Portal LLC and to investors who invest in such companies through Wefunder Portal, but XX is not affiliated with Wefunder Portal or its affiliates.

XX Investments is the Company's transfer agent and also acts as custodian, paying agent, and proxy agent on behalf of all investors that enter into the Custodial and Voting Agreement with XX Investments through the Wefunder Portal website ("Investors"). XX Investments holds legal title to the securities the Company issues through Wefunder Portal (which are uncertificated) on behalf of Investors. Investors, in turn, hold the beneficial interests in the Company's securities. XX Investments keeps track of each Investor's beneficial ownership interest and makes any distributions to the Investors (or other parties, as directed by the Investors).

In addition to the above services, at the direction of XX Team, XX Investments votes the securities and take any other actions in connection with such voting on behalf of the Investors. XX Investments acts at the direction of XX Team, because XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. XX Investments will not charge Investors for its services. XX Investments does charge the Company $1,000/year for services; however, those fees may be paid by Wefunder Inc. on behalf of the Company.

As noted, XX Team holds a power of attorney from each Investor that has entered into the Investor Agreement to make voting decisions on behalf of that Investor. Pursuant to the power of

attorney, XX Team will make voting decisions and then direct XX Investments to vote and take any other actions in connection with the voting on Investors' behalf. XX Team will act, with respect to the Company, through our Lead Investor, who is a representative of XX Team. As compensation for its voting services, each Investor authorizes XX Investments to distribute to XX Team 10% of any distributions the Investor would otherwise receive from the Company. XX Team will share its compensation with our Lead Investor. XX Team, through our Lead Investor, may also provide consulting services to the Company and may be compensated for these services by the Company; although, fees owed by the Company may be paid by Wefunder Inc. XX Team will share its consulting compensation with our Lead Investor.

The Lead Investor is an experienced investor that we choose to act in the role of Lead Investor, both on behalf of the Company and on behalf of Investors. As noted, the Lead Investor will be a representative of XX Team and will share in compensation that XX Team receives from the Company (or Wefunder Inc. on the Company behalf) or from Investors. The Lead Investor will be chosen by the Company and approved by Wefunder Inc., and the identity of the Lead Investor must be disclosed to Investors before Investors make a final investment decision to purchase the Company's securities. Investors will receive disclosure regarding all fees that may be received by the Lead Investor. In addition to the fees described above, the Lead Investor may receive compensation if, in the future, Wefunder Advisors LLC forms a special purpose vehicle ("SPV") for the purpose of investing in a non-Regulation Crowdfunding offering of the Company. In such a circumstance, the Lead Investor may act as a portfolio manager for that SPV (and as a supervised person of Wefunder Advisors) and may be compensated through that role. Although the Lead Investor may act in multiple roles and be compensated from multiple parties, the Lead Investor's goal is to maximize the value of the Company and therefore maximize the value of the Company's securities. As a result, the Lead Investor's interests should always be aligned with those of the Investors.

Investors that wish to purchase the Company's securities through Wefunder Portal must agree to (1) hire XX Investments to serve as custodian, paying agent, and proxy agent with respect to the Company's securities; (2) give a power of attorney to XX Team to make all voting decisions with respect to the Company's securities; and (3) direct XX Investments to share 10% of the Investor's distribution from the Company with XX Team. The Company may waive these requirements for certain investors with whom the Company has a pre-existing relationship.

The XX arrangement described above is intended to benefit the Company by allowing the Company to reflect one investor of its capitalization table (XX Investments) and by simplifying the voting process with respect to the Company's securities by having one entity (XX Team), through one person (the Lead Investor), make all voting decisions and having one entity (XX Investments) carry out XX Team's voting instruments and any take any related actions. The XX arrangement also is intended to benefit Investors by providing the services of an experienced Lead Investor (acting on behalf of XX Team) who is expected to make value-maximizing decisions regarding Investors' securities. XX Team (acting through the Lead Investor) may further benefit both the Company and Investors by providing consulting services to the Company that are intended to maximize both the value of the Company's business and also the value of its securities.

INSTRUCTIONS TO QUESTION 30: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include:
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a

(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

www.airthium.com/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird SAFE (Simple Agreement for Future Equity)
SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Andrei Klochko
Franck Lahaye

Appendix E: Supporting Documents

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

Early Bird SAFE (Simple Agreement for Future Equity)

SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

Financials 1

Appendix D: Director & Officer Work History

Andrei Klochko

Franck Lahaye

Appendix E: Supporting Documents

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Airthium Inc.

By

Andrei Klochko
_____
CEO and Co-founder

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Franck Lahaye
_____
Director and Co-founder
1/14/2021

Andrei Klochko
_____
CEO and Co-founder
1/14/2021

_____

The Form C must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

directors or persons performing similar functions.

I authorize Wefunder Portal to submit a Form C to the SEC based on the information I provided through this online form and my company's Wefunder profile.

As an authorized representative of the company, I appoint Wefunder Portal as the company's true and lawful representative and attorney-in-fact, in the company's name, place and stead to make, execute, sign, acknowledge, swear to and file a Form C on the company's behalf. This power of attorney is coupled with an interest and is irrevocable. The company hereby waives any and all defenses that may be available to contest, negate or disaffirm the actions of Wefunder Portal taken in good faith under or in reliance upon this power of attorney.